SEC FILE NUMBER 1-10204
CUSIP NUMBER 125902-10-6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b−25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10−K ☐ Form 20−F    ☐ Form 11−K    ☐ Form 10−Q    ☐ Form 10−D ☐ Form N−SAR ☐ Form N−CSR

For Period Ended: February 2, 2013

☐ Transition Report on Form 10−K
☐ Transition Report on Form 20−F
☐ Transition Report on Form 11−K
☐ Transition Report on Form 10−Q
☐ Transition Report on Form N−SAR

For the Transition Period Ended:__________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CPI CORP.
Full Name of Registrant

Not Applicable
Former Name if Applicable

1706 Washington Ave.
Address of Principal Executive Office (Street and Number)

St. Louis, Missouri 63103
City, State and Zip Code

PART II — RULES 12b−25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b−25(b), the following should be completed. (Check box if appropriate)

☐ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi−annual report, transition report on Form 10−K, Form 20−F, Form 11−K, Form N−SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10−Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b−25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10−K, 20−F, 11−K, 10−Q, 10-D, N−SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CPI Corp. (the “Registrant” or the “Company”) has determined that it is unable to timely file its Annual Report on Form 10-K for the year ended February 2, 2013 (the "Form 10-K") and the Company expects that it will not be able to file the Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. As previously reported by the Company, on April 3, 2013, the Company permanently closed all of its studio and store operations located in the United States and Puerto Rico. As a result of the store and studio closures, the Company terminated approximately 4,332 employees. In addition, on April 15, 2013, the Superior Court of Justice in the Province of Ontario issued an order in the Application under Section 243(1) of the Bankruptcy and Insolvency Act, R.S.C. 1985, cB-3, as amended and Section 101 of the Courts of Justice Act, R.S.O. 1990, C.C.43, as amended, appointing Duff & Phelps Canada Restructuring Inc. as receiver and receiver and manager (in such capacities, the “Receiver”) without security of all of the assets, undertakings and properties of CPI Corp., an unlimited liability company organized under the laws of Nova Scotia, CPI Portrait Studios of Canada Corp., an unlimited liability company organized under the laws of Nova Scotia, and CPI Canadian Images, an Ontario partnership (collectively, the "Debtors"), acquired for, or used in relation to a business carried on by the Debtors, including all proceeds thereof. The Debtors are indirect subsidiaries of the Company.
As a result of these events, the Company is without the personnel or resources to complete the Form 10-K. The Company plans not to conduct business in the U.S. and Puerto Rico other than in connection with its corporate and disclosure obligations under law and in connection with the winding up of its affairs.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Dale Heins	(314)	231-1575
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s) Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the past fiscal year, the Company's operating results have continued to generate significant operating losses. As mentioned under Item (1) above, the Company closed all of its studio and store operations located in the United States and Puerto Rico. In addition, the Receiver was appointed to manage the operations of certain Canadian subsidiaries of the Company. Because of these events, the Company is not in a position to quantify the expected differences between the earnings statements for fiscal 2012 and fiscal 2011.

CPI CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 19, 2013	By: /s/ Dale Heins
Dale Heins
Executive Vice President, Finance, Chief Financial Officer and Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).